As filed with the Securities and Exchange Commission on February 7, 2013
Investment Company Act File No. 811-10083

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ ]  Pre-Effective Amendment No.  _____  [X]  Post-Effective Amendment No. __1__

Excelsior Multi-Strategy Hedge Fund of Funds, LLC
(Exact Name of Registrant as Specified in Charter)

225 High Ridge Road
Stamford, CT 06905
(Address of Principal Executive Offices)
(203) 975-4063
(Registrant’s Telephone Number, Including Area Code)

c/o Steven L. Suss
Bank of America Capital Advisors LLC
225 High Ridge Rd.
Stamford, CT 06905
(Name and Address of Agent for Service)

Copy to:

Kenneth S. Gerstein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
__________________________________________________________________

Calculation of Registration Fee under the Securities Act of 1933:

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Units of Limited Liability Company Interests	$396,100,000*	$54,028.04**

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
* Previously registered.
** Previously paid.

It is proposed that this filing become effective immediately upon filing, pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

This Post-Effective Amendment consists of the following:

(1) Facing Sheet of the Registration Statement.

(2) Part C to the Registration Statement (including signature page).

The Proxy Statement/Prospectus and the Statement of Additional Information in the form filed on November 27, 2012 pursuant to Rule 497 under the Securities Act of 1933, as amended, are incorporated herein by reference.

This Post-Effective Amendment is being filed solely for the purpose of filing, as Exhibit No. 12 to the Registration Statement, the opinion of counsel supporting tax matters.